TSX, NYSE - HBM 2025 No. 28

25 York Street, Suite 800 Toronto, Ontario Canada M5J 2V5 tel 416 362-8181 fax 416 362-7844 hudbay.com	News Release

Hudbay Resumes Operations in Peru

Toronto, Ontario, October 7, 2025 - Hudbay Minerals Inc. ("Hudbay" or the "Company") (TSX, NYSE: HBM) announces it has resumed operations at the Constancia mine in Peru following a temporary shutdown due to local protests and illegal blockades.

The safety of all personnel is the Company's top priority, and Hudbay suspended operations on September 22nd as a precaution to ensure the safety of personnel and allow time for the authorities to address the illegal protests. Hudbay has recently restarted operations at Constancia with the mill now at full production levels. During the temporary downtime, the team performed preventative maintenance at the mill and on certain mining equipment. The workforce is expected to return to normal levels over the coming days, and the Company continues to expect to meet its 2025 production and cost guidance ranges.

Social protests happen from time to time in Peru, and since the start of operations at Constancia in 2014, Hudbay has been focused on working with local stakeholders to ensure successful and sustainable long-term operations. Hudbay actively maintains strong relationships with the communities near Constancia and ensures continuous constructive dialogue. The Company is committed to being a safe and responsible operator and a significant long-term contributor to the prosperity of the local and regional communities.

As mentioned in the Company's second quarter 2025 results, regional protests that started early in the third quarter temporarily impacted the transportation of supplies and concentrate to and from the Constancia site and affected mine sequencing. Despite the local protest and illegal blockade late in the quarter, the Company has replenished supplies and reduced site concentrate inventory levels. With the regional social unrest impacting transportation routes earlier in the third quarter and ocean swells impacting port shipments in late September, a 20,000 dry metric tonne copper concentrate shipment was deferred from late September to early October, thereby reducing sales volumes in the third quarter. This shipment was subsequently sold early in the fourth quarter and total concentrate inventory levels have normalized.

Forward-Looking Information

This news release contains "forward-looking statements" and "forward-looking information" (collectively, "forward- looking information") within the meaning of applicable Canadian and United States securities legislation. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

TSX, NYSE - HBM 2025 No. 28

Forward-looking information is based on, among other things, assumptions related to the impact of the protests, the normal levels of concentrate inventory and illegal blockades affecting Constancia and the ability to achieve annual production and cost guidance that, while considered reasonable by Hudbay at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information. Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

About Hudbay

Hudbay (TSX, NYSE: HBM) is a copper-focused critical minerals mining company with three long-life operations and a world-class pipeline of copper growth projects in tier-one mining jurisdictions of Canada, Peru and the United States.

Hudbay's operating portfolio includes the Constancia mine in Cusco (Peru), the Snow Lake operations in Manitoba (Canada) and the Copper Mountain mine in British Columbia (Canada). Copper is the primary metal produced by the Company, which is complemented by meaningful gold production and by-product zinc, silver and molybdenum. Hudbay's growth pipeline includes the Copper World project in Arizona (United States), the Mason project in Nevada (United States), the Llaguen project in La Libertad (Peru) and several expansion and exploration opportunities near its existing operations.

The value Hudbay creates and the impact it has is embodied in its purpose statement: "We care about our people, our communities and our planet. Hudbay provides the metals the world needs. We work sustainably, transform lives and create better futures for communities." Hudbay's mission is to create sustainable value and strong returns by leveraging its core strengths in community relations, focused exploration, mine development and efficient operations.

For further information, please contact:

Candace Brûlé

Vice President, Investor Relations, Financial Analysis and External Communications

(416) 814-4387

investor.relations@hudbay.com